SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 11-K

X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1995

                            OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number  0-11113


Full Title of the Plan and the Address of the Plan:

Santa Barbara Bank & Trust
Employee Stock Ownership Plan and Trust
1021 Anacapa Street
Santa Barbara, CA 93101

Name of Issuer of the securities held pursuant to the plan and the address of the principal executive office:

Santa Barbara Bancorp
1021 Anacapa Street
Santa Barbara, CA 93101


Exhibit Index on Page 14

Item 1  Changes in the Plan
The Plan was amended in its entirety and restated on June 28, 1994 to reflect all prior amendments to the Plan and the requirements of the Tax Reform Act of 1986 and subsequent legislation.

Santa Barbara Bank & Trust Employee Stock Ownership Plan and Trust, as amended and restated through July 6, 1995 (previously filed with the Commission as Exhibit 4.1 to the Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8, filed with the Commission on July 10, 1995, File No. 33-43560, incorporated herein by this reference).

Item 2  Changes in Investment Policy
Effective January 1, 1995, the Plan was amended to permit eligible participants to satisfy the diversification requirements of the Internal Revenue Code by transferring the relevant percentge of assets from their ESOP account balance to another qualified retirement plan sponsored by Santa Barbara Bank & Trust.

First ammendment to Santa Barbara Bank & Trust Employee Stock Ownership Plan executed February 24, 1995 (previously filed with the Commission as
Exhibit 10.1.10 to the Company's Form 10-K Filing, filed with the
Commission March 28, 1996, File Number 000-11113, incorporated herein by this reference).

Item 3  Contributions Under the Plan
The Issuer, Santa Barbara Bank & Trust, has made the following contributions during the last five fiscal years:

Plan Year        Contribution
1991              $1,234,443
1992              $  942,023
1993              $1,403,638
1994              $        0
1995              $        0

Item 4  Participating Employees
As of December 31, 1995 there were 409 employees participating in the Plan.

Item 5  Administration of the Plan
a. The names and addresses of the persons who administer the plan, the capacity in which they act, and their positions or offices with the issuer are as follows:

Managers:
 Donald M. Anderson                      Chairman of Board, Bancorp
 David W. Spainhour                      Chairman of the Board, SBB&T
 William S. Thomas, Jr.                  President, Chief Executive
                                         Officer of SBB&T
 John J. McGrath                         Senior Vice President,
                                         Chief Credit Officer
 Jay D. Smith                            Senior Vice President, General
                                         Counsel and Corporate Secretary
 Kent M. Vining                          Senior Vice President,
                                         Strategic Planning Officer
 David Ristig                            Vice President,
                                         MIS/Operations Manager

Trustee:
Santa Barbara Bank & Trust

Paulette Posch, Trust Officer
 Vice President, EBT and Plan
 Administration Manager

The address for all of the above is Santa Barbara Bank & Trust, P.O. Box 1119, Santa Barbara, CA 93102.

b. None of the above received any compensation from the Plan for services in any capacity during the last fiscal year.

Item 6 Custodian of Investments

a. The name, address, and business of the custodian of the securities and investments of the Plan is Paulette Posch, Trust Division, Santa Barbara Bank & Trust, P.O. Box 1119, Santa Barbara, CA 93102. She is EBT and Plan Administration Manager for the Issuer of the Plan.

b. The above person received no compensation from the Plan for services rendered in any capacity during the last fiscal year.

c. The Bank holds an errors and omissions bond in the amount of $5,000,000 in connection with the custody of security investments including those of the Plan.

Item 7  Reports to Participating Employees
Each employee received a Certificate of Participation in the Plan on or about March 4, 1996. This certificate sets forth the status of the individual's account as of the end of the Plan year. The Summary Annual Report is distributed during the third quarter of the year. This report summarizes operations for the Plan year and explains participants' rights.

Item 8  Investment of Funds
- - not applicable -

Item 9  Financial Statements and Exhibits
a.  Financial Statements of the Plan for the years ended
    December 31, 1995 and 1994 filed herewith include:
i.  Statements of Net Assets Available for Plan Benefits
ii. Statements of Changes in Net Assets Available for Plan Benefits
b.  Exhibits:
The following exhibits are included herewith:
i.  Consent of expert.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Santa Barbara Bank & Trust
Employee Stock Ownership Plan & Trust


Date    June 28, 1996    By        /s/Jay Donald Smith
Jay Donald Smith
Senior Vice President
of Santa Barbara Bank & Trust, Trustee

SANTA BARBARA BANK & TRUST EMPLOYEE STOCK OWNERSHIP PLAN & TRUST

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS DECEMBER 31, 1995 AND 1994


AUDITOR'S REPORT

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1995 and 1994

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1995 and 1994

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment as of December 31, 1995

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the Santa Barbara Bank & Trust
     Employee Stock Ownership Plan & Trust:

We have audited the accompanying statements of net assets available for plan benefits of Santa Barbara Bank & Trust Employee Stock Ownership Plan & Trust (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Angeles, California
June 26, 1996

   Santa Barbara Bank & Trust
   Plan Number 003
   EIN 95-2089059
   Employee Stock Ownership Plan & Trust

Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994


ASSETS:                                             1995          1994
Investment in Common Stock of Santa Barbara
   Bancorp, at fair value (Notes 1 and 5)     $ 16,427,565   $ 13,821,800
Investment in Mutual Funds, at fair value          492,366        440,147
Cash                                                 5,161         11,776
Dividend receivable                                    356            434
Interest receivable                                    230            229

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                          $ 16,925,678   $ 14,274,386

The accompanying notes are an integral part of these statements.

   Santa Barbara Bank & Trust
   Plan Number 003
   EIN 95-2089059
   Employee Stock Ownership Plan & Trust

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1995 and 1994


                                            1995             1994

Net assets at beginning of year       $  14,274,386    $  12,780,701

Net investment gain:

Realized appreciation on Common Stock of
  Santa Barbara Bancorp                      12,909           60,501
Realized appreciation
     (depreciation) on Mutual Funds           7,520           (1,176)
Unrealized appreciation
  on Common Stock of
  Santa Barbara Bancorp                   3,389,970        1,934,971
Unrealized appreciation (depreciation)
   on Mutual Funds                           49,569          (12,568)
Dividends on Common Stock of
  Santa Barbara Bancorp                     428,540          434,098
Dividends on Mutual Funds                    11,120            8,518
Interest income                               2,796            3,100
Capital gain distribution                    36,345            4,534
                                          3,938,769        2,431,978

Payment of dividends to
   participants (Note 7)                   (414,921)        (418,806)
Transfer to profit sharing plan
  for diversification (Note 1)              (21,875)               0
Distributions to Plan participants         (850,681)        (519,487)

Net assets at end of year             $  16,925,678    $  14,274,386

The accompanying notes are an integral part of these statements.

   Santa Barbara Bank & Trust
   Employee Stock Ownership Plan & Trust
   Plan Number 003
   EIN 95-2089059

Notes to Financial Statements
December 31, 1995 and 1994


1.     Plan Description and Significant Accounting Policies

The Santa Barbara Bank & Trust Employee Stock Ownership Plan & Trust (the "Plan") was approved by the Board of Directors of Santa Barbara Bank & Trust (the "Bank") on January 8, 1985. The Bank is a wholly owned subsidiary of Santa Barbara Bancorp (the "Company"). The Bank is also the Trustee of the Plan. Since the initial purchase of common stock of the Company in January, 1985, the Plan has made several other large purchases of the Company's stock.

The Plan covers employees of the Bank after one year of employment who are full-time or part-time and who work more than 1,000 hours during the plan year. Contributions by the Bank to the Plan are discretionary, but generally have been approximately 10 percent of pre-tax Bank profits prior to employer contributions to the Plan, reduced by the amounts paid to the Bank's other profit sharing plan, the Incentive & Investment and Salary Savings Plan, and adjusted for the difference between the provision for loan loss and actual net charge-offs, unless additional amounts are required by the Plan for debt service and/or stock purchases. No contributions were made in the plan for the 1994-1995 plan years. The Plan is noncontributory.

The Plan is subject to the applicable provisions of the Employee
Retirement Income Security Act of 1974, as amended.

When employees have been participating in an Employee Stock Ownership Plan ("ESOP") for ten years and have attained age 55, the Internal Revenue Code requires the ESOP to permit those "qualified" employees to begin to diversify the assets that are held in their accounts. While the Plan would not be in effect ten years until 1995, in 1993 the Bank decided to permit those participants who would become "qualified participants" in the years 1995 - 2000 to diversify a portion of their vested account balance. They were permitted to have the Plan sell a number of their allocated shares representing not more than 25% of the value of their account balance. These shares were purchased by the Company through the tender offer that the Company made to its shareholders on October 1, 1993 and retired. The proceeds from the sale of the stock were used to purchase mutual funds. These investments remained in the ESOP and are reported in the Statements of Net Assets as Investments in Mutual Funds. This first diversification occurred in 1994.

In 1995, when the Plan was in effect ten years, the Plan was required to permit some of the above participants to further diversify. The Company again purchased shares from the Plan, but in these subsequent distributions, the proceeds were transferred to the participants' accounts in the Incentive & Investment and Salary Savings Plan.

Participants in the Plan receive allocations of forfeitures and Bank contributions based on their eligible compensation. The Plan's invested assets consist of Santa Barbara Bancorp stock, a money market fund invested at the Bank and shares in various mutual funds as shown in the supplemental Schedule of Assets Held for Investment as of December 31, 1995. The realized appreciation shown on the Statements of Changes in Net Assets Available for Plan Benefits arises from distribution of participants' shares upon their termination.

Participants vest in their account as follows:

Plan Years of Service      Percent Vested
  Less than 2 years               0%
  2 years                        20%
  3 years                        30%
  4 years                        40%
  5 years                        60%
  6 years                        80%
  7 years                       100%

All participants are considered fully vested upon attainment of retirement age (65) or their earlier qualifying retirement or disability, or their death.

In the event of termination of the Plan, all participants will be fully vested and the Bank, as the Trustee, will be directed to distribute the participants' equity to participants in proportion to their accounts.

All administrative expenses are paid by the Bank.

The significant accounting policies of the Plan are as follows:

A. Contributions from the Bank are recorded on an accrual basis and are allocated annually to individual participants' accounts as provided by the Plan and in accordance with the law, net of amounts used to make payments on any debt.

B. Investment income is accrued and is allocated to individual participants' accounts quarterly.

C. The Plan requires unvested amounts forfeited by former participants to be allocated among the individual accounts of active participants at the end of the next plan year.

D. Investments in the Common Stock of the Company are stated at fair value and unrealized appreciation or depreciation is recorded in income currently, but is not allocated to individual participants' accounts. Fair value is determined by an independent appraiser. Realized appreciation on investments represents the excess of fair value over cost (cost equals the market value at the beginning of the period as more fully described below) of vested shares distributed to terminated plan participants.

E. The Plan accounts for investments by means of the current value approach whereby the realized and unrealized appreciation and depreciation of Plan assets is based on the value of the assets at the beginning of the plan year or at the time of purchase during the year. The use of the current value approach is required for reporting to the U.S. Department of Labor.

F. Certain prior year amounts have been reclassified to conform with the 1995 presentation.

     Subsequent to December 31, 1995 the Board of Directors of the Company declared a 3-for-2 stock split. In situations such as this, Securities and Exchange Commission rules required the Company to restate the number of its shares and its earnings per share in its annual report as if the split had occurred before the end of the year. For comparability purposes, the number of shares held by the Plan have been restated.

2.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                            1995           1994
Net assets available for benefits
   per the financial statememts        $16,925,678     $14,274,386
Amounts allocated to withdrawing
   participants                           (758,596)       (470,631)
Net assets available for benefits
   per the Form 5500                   $16,167,082     $13,803,755

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:

Benefits paid to participants
 per the financial statements                    $   850,681
Add:  Amounts allocated to withdrawing
 participants at December 31, 1995                   758,596
Less:  Amounts allocated to withdrawing
 participants at December 31, 1994                  (470,631)
Benefits paid to participants per the Form 5500  $ 1,138,646

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


3.     Tax Status

The Plan obtained its last determination letter from the Internal Revenue Service on February 23, 1995. At that time, the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirements of the Internal Revenue Code. The Plan has been amended subsequently. The Plan administration and tax counsel believe that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and the related trust was tax exempt as of the financial statement date.

4.    Administration of Plan Assets

The Plan's assets, which consist principally of the Company's common shares, are held by the Trustee of the Plan.

Bank contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Bank. The amount of these expenses amounted to $40,319 in fiscal year 1995.

5.     Investment in Common Stock of Santa Barbara Bancorp

The changes in the investment account of Common Stock of the Company for the year ended December 31, 1995 are summarized as follows:

Total number of shares as of January 1, 1995   829,313
Distribution to plan participants              (47,048)
Balance as of December 31, 1995                782,265

Fair value per share as of December 31, 1995     $21.00

Number of participants                              409


As explained in Note 1, under the current value method of accounting for investments, the cost of investments is equal to the market value of the investment at the end of the previous year. The cost of the Company's shares at the end of the previous period for determining realized and unrealized appreciation was $16.67 per share. Investment in common stock of the Company represent greater than 5% of the net assets of the Plan.


6.     Repurchase of Shares

Because the Company's stock is not traded on an exchange, the Internal Revenue Code requires that terminating employees at the time of their termination may require that the Plan repurchase Santa Barbara Bancorp stock that was distributed to them. If requested to repurchase by the employee, the Plan repurchases the stock at the fair value of the stock at the end of the preceding quarter. Repurchased shares are retained by the Plan and therefore are not reported in the table as a change in the Investment in Common Stock of the Company. The market value of investments other than stock is distributed to terminating employees in cash so there is no repurchase provision needed with respect to the diversification assets.


7.     Dividends

Cash dividends on allocated shares are distributed directly to participants as received from the Company. Cash dividends on unallocated shares were allocated to participants' accounts at the end of year.

Santa Barbara Bank & Trust
Plan Number 003
EIN 95-2089059
Employee Stock Ownership Plan

Schedule of Assets Held for Investment as of December 31, 1995

Identity of issue,
borrower, lessor, or                                                        Current
similar party                Description of investment       Cost            Value

Santa Barbara Bancorp *         782,265 common stock shares  $13,037,595   $16,427,565
Federated U.S. Gov't Securities 4,233 shares                      42,878        44,150
Federated Income Trust          6,375 shares                      61,377        66,041
Federated Stock Trust           89 common stock shares             2,201         2,688
Federated Index Tr Mid-Cap      10,221 common stock shares       107,167       126,741
Federated Index Tr Mini-Cap     3,791 common stock shares         43,978        50,839
Federated Index Tr Max-Cap      12,080 common stock shares       144,207       162,842
Federated
   International Equity Fund    2,369 common stock shares         40,803        39,065
Santa Barbara Bank & Trust
   Money Market Fund *          5,161 shares                       5,161         5,161

                             Total Investments               $13,485,367   $16,925,092


* Party in interest to the Plan

The accompanying notes are an integral part of these statements.

EXHIBIT INDEX


                                                            Sequential
                                                           Page Number
Exhibit

23  Consent of Independent Public Accountants                15

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report dated June 26, 1996 into this Form 11-K and into Santa Barbara Bancorp's previously filed Form S-8 Registration Statements File Nos. 33-5493, 2-83293, 33-43560, 33-48724, 333-05117 and 333-05119. It
should be noted that we have not audited any financial statements of Santa Barbara Bancorp and Subsidiaries subsequent to December 31, 1995 or performed any audit procedures subsequent to the date of our report.

Arthur Andersen LLP

Los Angeles, California
June 26, 1996